EXHIBIT 99.1

China Xiniya Fashion Limited Receives Continued Listing Standard Notice From the NYSE

XIAMEN, China, July 22, 2014/PRNewswire-Asia/-- China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE: XNY), a leading provider of men's business casual apparel in China, announced today that on June 20, 2014, the Company received notice from the New York Stock Exchange, Inc. (“NYSE”) that Xiniya is no longer in compliance with the NYSE’s continued listing standards because the average per share closing price of Xiniya’s American Depositary Shares (“ADSs”) for the consecutive 30 trading-day period ending on June 13, 2014 has fallen below the NYSE’s share price requirements. The NYSE requires the average closing share price of a listed company’s ADSs to be at least $1.00 per share over any consecutive 30 trading-day period.

Subject to the NYSE’s rules, the Company has six months from the date of its receipt of the NYSE notice to regain compliance with the minimum share price rule. The Company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the six-month cure period the Company’s ADSs have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the consecutive 30 trading-day period ending on the last trading day of that month. The Company can also regain compliance if at the expiration of the six-month cure period both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the consecutive 30 trading-day period ending on the last trading day of the cure period are attained.

The Company expects to notify the NYSE that it will take steps to cure this deficiency within the prescribed timeframe. Until then, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The Company is currently in compliance with all other NYSE continued listing standards. The NYSE notification does not affect the Company’s business operations or its Securities and Exchange Commission reporting requirements.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors. Its products are sold to consumers at over 1,500 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For more information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng
Chief Financial Officer
Mobile +86 136 5593 9932 in China
ngcheejiong@xiniya.com

Christensen

Ms. Linda Bergkamp
Phone: +1-480-614-3004 in U.S.A.
Email: lbergkamp@ChristensenIR.com

Mr. Christian Arnell
Telephone +86 10 5900-1548 in Beijing
carnell@christensenir.com